UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number 001-16295
ENCORE ACQUISITION COMPANY
(Exact name of registrant as specified in its charter)
c/o Denbury Resources Inc.
5100 Tennyson Parkway,
Suite 1200, Plano, TX 75024
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
Rights to Purchase Series A Junior Participating Preferred Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☑ ☐ ☑ ☐ ☐
Approximate number of holders of record as of the certification or notice date:

Class of Security	Approximate Number of Holders
Common Stock, par value $0.01 per share	0
Rights to Purchase Series A Junior Participating Preferred Stock	0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Denbury Resources Inc., as successor-by-merger to Encore Acquisition Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DENBURY RESOURCES INC. (successor-by-merger to Encore Acquisition Company)
Date: March 15, 2010	/s/ Mark C. Allen
	Name:	Mark C. Allen
	Title:	Senior Vice President and Chief Financial Officer